Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Karr Group of Companies, LLC
14500 Roscoe Blvd, Ste 203
Panorama City, CA 91402
www.karrgroupco.com

Up to $1,069,998.66 in Class B Units at $1.62
Minimum Target Amount: $9,998.64

Company:

Company: Karr Group of Companies, LLC
Address: 14500 Roscoe Blvd, Ste 203, Panorama City, CA 91402
State of Incorporation: CA
Date Incorporated: July 14, 2010

Terms:

Equity

Offering Minimum: $9,998.64 | 6,172 shares of Class B Units
Offering Maximum: $1,069,998.66 | 660,493 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $1.62
Minimum Investment Amount (per investor): $497.34

The Company and its Business

Company Overview

Manufacturer of Karrchar (biochar) and CannGrow (complete soil) products. Patented technology that uses waste biomass input material with no chemicals added, self sustaining and no hazardous waste production. Sequesters carbon for GHG reduction. Promotes sustainable agriculture practices. Cannabis and agriculture crop yields have increased by upto 100% and input material (fertilizer, water) has reduced by up to 50% in Karr Group sponsored trials. (Source: http://biochar-us.org/soil-water-benefits-biochar)

Competitors and Industry

Competitors are1. Pacific Biochar, it buys gasifier biochar from sawmill. 2. Black Owl: A small boutique company 3. Cool Planet. We are uniquely positioned to take advantage of our specially formulated product to deliver the yield increase with corresponding reductions in input reduction and environmental benefits. We have a large operating production plant and own our patented technology to provide barrier to entry for others. (Source: http://biochar-us.org/soil-water-benefits-biochar)

Current Stage and Roadmap

Currently, we have an operating commercial plant in Onalaska, WA and have produced large commercial trial batches for over two years. We are now ready for the commercial launch and need this funding for setting up the sales infrastructure. We have successfully commissioned the plant, completed two years of test growing, and are looking for funds to set up sales/marketing infrastructure and distribution channels, plus educational material for farmers/growers and agencies.

The Team

Managers

Name: Mahesh Talwar

Mahesh Talwar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 10, 2014 - Present
  Responsibilities: Overall management and direction of the company

- **Position:** Manager
  Dates of Service: June 04, 2014 - Present
  Responsibilities: Management of LLC

Other business experience in the past three years:

- **Employer:** OceanAir Environmental, LLC
  Title: President & CEO
  Dates of Service: June 10, 1997 - Present
  Responsibilities: Development of air pollution control technology for locomotives and tug boat diesel engines, commercialization and sales of the same technology. Over 275 locomotives and 20 tug boats have used OceanAir's system to date.

Name: Ajay Keshap

Ajay Keshap's current primary role is with E2 Solutions. Ajay Keshap currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Officer
  Dates of Service: June 10, 2014 - Present
  Responsibilities: Managing business aspect of the company

- **Position:** Manager
  Dates of Service: June 10, 2014 - Present
  Responsibilities: Management of LLC

Other business experience in the past three years:

- **Employer:** E2 Solutions
  Title: CEO
  Dates of Service: March 14, 2001 - Present

Responsibilities: Management of company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the KGC Membership Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any KGC Membership Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering KHC Membership Units in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The KGC Membership Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Karr Group of Companies was formed on July 14, 2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Karrchar and Cann Grow is a

good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Ajay Keshap, Trustee	5,272,500	Class b units	37.55
Ajay Keshap, Trustee	1,000	Class a units	37.55
Ajay Keshap, Trustee	99,000	Convertible notes	37.55
Mahesh Talwar, Trustee	5,357,500	Class b units	38.14

The Company's Securities

The Company has authorized Class A Units, Class B Units, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 660,493 of Class B Units.

Class A Units

The amount of security authorized is 40,000 with a total of 29,000 outstanding.

Voting Rights

Each remember shall have votings in proportion with their membership interest.

Material Rights

3.1.3. Upon the election of a Member that holds Class A Units, such Member may convert all or part of such Member's Class A Units to Class B Units at a conversion ratio of one (1) Class A Unit to one (1) Class B Unit. Liquidation preference. Transfer Units: Transfer and Assignment of Units. Except as expressly provided in this Agreement, a Member shall not Transfer any of the Member's Units, whether now owned or hereafter acquired, unless (a) both of the Manager approve the proposed transferee's admission to the Company as a Member in writing, (b) the proposed transferee executes a counterpart of, and is bound by, this Agreement, (c) the proposed transferee pays any reasonable expenses in connection with his or her admission as a new Member, (d) the Transfer is made in compliance with the Securities Act, the Laws, and the provisions of this Agreement, and (e) the Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended. 7.4 Certain Transfers Relating to Spouses. Notwithstanding any other provisions of this Agreement: 7.4.1 If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards Units to that Member's spouse, then, not withstanding that such transfer would constitute an unpermitted transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Units that were so transferred, and such former spouse shall sell the Units to that Member at the price set forth in Section 7.8. If the Member has failed to consummate the purchase within sixty (60) days after the award, the other Members shall have the option to purchase from the former spouse the Units. 7.4.2 If, by reason of the death of a spouse of a Member, any Units are transferred to a transferee other than (a) that Member, or (b) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the voting interest included in those Units, then the Member shall have the right to purchase the Units from the estate or other successor of his or her deceased spouse or transferee of such deceased spouse. The estate, successor, or transferee shall sell the Units at the price set forth in Section 7.8. 1f the Member has failed to initiate the purchase within sixty (60) days after the date of death, the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Units. Order of Distributions. After determining that all known debts and liabilities of the Company (including, without limitation, the Convertible Secured Non-Recourse Notes) have been paid or adequately provided for, the remaining assets shall be distributed to the Members (i) first, to Class A Unit holders in accordance with each such Class A Unit holder's capital contributions not previously returned, until each such Class A Unit holder has received the return of all capital contributions not previously returned; (ii) next, to Class B Unit holders in accordance with each such Class B Unit holder's capital contributions not previously returned, until each such Class B Unit holder has received the return of all capital contributions not previously returned, and (iii) finally, in accord with the Percentage Interests of each Member. The Company may not assign priority liquidation rights pari passu with the Class A Unit holders without the prior written consent of Mehra.

Class B Units

The amount of security authorized is 25,000,000 with a total of 13,560,506 outstanding.

Voting Rights

Each remember shall have votings in proportion with their membership interest.

Material Rights

Transfer Rights: Transfer and Assignment of Units. Except as expressly provided in this Agreement, a Member shall not Transfer any of the Member's Units, whether now owned or hereafter acquired, unless (a) both of the Manager approve the proposed transferee's admission to the Company as a Member in writing, (b) the proposed transferee executes a counterpart of, and is bound by, this Agreement, (c) the proposed transferee pays any reasonable expenses in connection with his or her admission as a new Member, (d) the Transfer is made in compliance with the Securities Act, the Laws, and the provisions of this Agreement, and (e) the Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended. 7.4 Certain Transfers Relating to Spouses. Notwithstanding any other provisions of this Agreement: 7.4.1 If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards Units to that Member's spouse, then, not withstanding that such transfer would constitute an unpermitted transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Units that were so transferred, and such former spouse shall sell the Units to that Member at the price set forth in Section 7.8. If the Member has failed to consummate the purchase within sixty (60) days after the award, the other Members shall have the option to purchase from the former spouse the Units. 7.4.2 If, by reason of the death of a spouse of a Member, any Units are transferred to a transferee other than (a) that Member, or (b) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the voting interest included in those Units, then the Member shall have the right to purchase the Units from the estate or other successor of his or her deceased spouse or transferee of such deceased spouse. The estate, successor, or transferee shall sell the Units at the price set forth in Section 7.8. 1f the Member has failed to initiate the purchase within sixty (60) days after the date of death, the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Units. Order of Distributions. After determining that all known debts and liabilities of the Company (including, without limitation, the Convertible Secured Non-Recourse Notes) have been paid or adequately provided for, the remaining assets shall be distributed to the Members (i) first, to Class A Unit holders in accordance with each such Class A Unit holder's capital contributions not previously returned, until each such Class A Unit holder has received the return of all capital contributions not previously returned; (ii) next, to Class B Unit holders in accordance with each such Class B Unit holder's capital contributions not previously returned, until each such Class B Unit holder has received the return of all capital contributions not previously returned, and (iii) finally, in accord with the Percentage Interests of each Member. The Company may not assign priority liquidation rights pari passu with the Class A Unit holders without the prior written consent of Mehra.

Convertible Notes

The security will convert into Class b units and the terms of the Convertible Notes are outlined below:

Amount outstanding: $3,846,000.00
Maturity Date: July 20, 2020
Interest Rate: 10.1%
Discount Rate: 0.0%
Valuation Cap: $17,500,000.00
Conversion Trigger: 5 Year Maturity

Material Rights

Note is secured by the assets of company.

Amount Oustanding: 3,846,000

Maturity Date: 07/20/2020

Interest Rate: 10.1%

Converts Into: Class B Units

Conversion Trigger: 5 Year Maturity

Discount: 0%

Valuation Cap: $17,500,000

What it means to be a minority holder

As a minority holder of KGC Class B Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $3,482,111.00
  Use of proceeds: Capital cost of manufacturing equipment
  Date: July 20, 2015
  Offering exemption relied upon: Reg 505

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Pre market trials thus far, no actual commercial sales. Now, the trials are successful and we are seeking funds to set up sales infrastructure for explosive growth

Historical results and cash flows:
Post funding, the sales and marketing infrastructure set up will drive production and revenue and deliver company profits with future growth in additional plants

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Company is currently being funded on an ongoing basis for operating expenses by the founders

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Funds from this campaign are critical to our product sales and delivery of profits as

well as revenue to the investor base

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
We are expecting majority of the new capital form crowdfunding. Company is currently negotiating the sale of systems to third parties, which may bring $4 million in revenue. Against projected revenue of $4 million COGS are as follows: Raw material = $986,842 OPEX = $840,000 Sub Total = $1,826,842 SG&A = $660,00 Total Operating Expenses = $2,486,842 Debt Service = $330,000 Total Operating Expenses post debt = $2,816,842

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
60 days. This is based on our current operating expenses plus limited expansion of sales infrastructure and some vendor payments

How long will you be able to operate the company if you raise your maximum funding goal?
12 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We are currently in negotiations with a third party for the sale of our patented system that can potentially bring in $4 million in revenue

Indebtedness

- **Creditor:** Vendor debt owed to machinery fabricator
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Maturity Date: October 30, 2018

- **Creditor:** Convertible Note Funding Round
  Amount Owed: $3,846,000.00
  Interest Rate: 10.1%
  Maturity Date: July 20, 2020
  Note is secured by the assets of company. Amount Oustanding: 3,846,000
  Maturity Date: 07/20/2020 Interest Rate: 10.1% Converts Into: Class B Units
  Conversion Trigger: 5 Year Maturity Discount: 0% Valuation Cap: $17,500,000

Related Party Transactions

- **Name of Entity:** Ajay Mehra, Trustee Mehra Family Trust
  Relationship to Company: Member, Advisory Board
  Nature / amount of interest in the transaction: Convertible note investment, $1,485,000 and 450,000 Class B units, 15,000 Class A units
  Material Terms: 5 year convertible note at 10.1% interest rate

- **Name of Entity:** Rajiv Mehra, Trustee Rebecca Mehra Trust
  Relationship to Company: Investment through Ajay Mehra who is on our Board of Advisors
  Nature / amount of interest in the transaction: COnvertible Note investment of $247,500
  Material Terms: 5 years maturity at 10.1 interest rate

- **Name of Entity:** Rajiv Mehra Monica Mehra Trust
  Relationship to Company: Investment through Ajay Mehra who is on our Board of Advisors
  Nature / amount of interest in the transaction: Convertible Note investment of $247,500
  Material Terms: 5 years maturity at 10.1% interest rate

- **Name of Entity:** Ajay Keshap
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Convertible Note investment of $99,000, Class B units 5,272,500, Class A units 1000. Short term loan in the amount of $556,795 , and equity investment of $403,399
  Material Terms: 5 year maturity at 10.1% interest rate for convertible note. Zero percent interest rate 5 year term for the short term loan

- **Name of Entity:** Anuj Wadhawan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Convertible Note investment of $99,000 and 1,245,000 Class B units, 1000 Class A units
  Material Terms: 5 year maturity at 10.1% interest rate

- **Name of Entity:** Rosengarth Investments
  Relationship to Company: Member of Advisory Board
  Nature / amount of interest in the transaction: Convertible note investment of $990,000 plus $6,173 Class Units and 819,642 Class B units
  Material Terms: 5 years maturity at 10.1% interest rate

- **Name of Entity:** Mahesh Talwar, Trustee
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Investment of $430,664 in equity and $490,705 as short term loan
  Material Terms: Short term loan 5 year maturity at zero percent interest

- **Name of Entity:** Rosecliff Ventures, Michael Murphy
  Relationship to Company: Member Board of Advisors
  Nature / amount of interest in the transaction: $50,000 equity investment into the company, holds 300,000 Class B units Michael Murphy and Rosecliff Ventures combines. Rosecliff is owned by Mike Murphy
  Material Terms: Equity investment for Class B units and allocations of shares for Board of Advisors

Valuation

Pre-Money Valuation: $22,014,999.72

Valuation Details: Valuation was derived from a combination of comparable companies in the soil business and the last capital raise. Calculations used for comps are listed below: Company PE Scotts Miracle Gro (SMG) 20 2 Monsanto (MON) 27 3.6 Syngenta (SYENF) 36 3.3 Potash Corp (POT) 35 3.1 Waste Mgnt (WM) 26 2.3 KGC forecasted revenue year = $2.5 million/yr (year 2) with a growth factor of 50%, risk factor of 22% Total units (shares) outstanding = 17.5 million EPS = 14.3 cents/share Price per share = 20.2 x 14.3 cents/share = $2.89/share Valuation = $2.89 (price/share) x 17.5 (outstanding shares) = $50.575 million Risk factor discounting = 0.5 Valuation post risk factor adjustment = $25.2875 million We have used close to $22 million in our onboarding document, a value slightly less than calculated valuation Valuation was derived from a combination of comparable companies in the soil business and the last capital raise. Calculations used for comps are listed below: Company PE Scotts Miracle Gro (SMG) 20 2 Monsanto (MON) 27 3.6 Syngenta (SYENF) 36 3.3 Potash Corp (POT) 35 3.1 Waste Mgnt (WM) 26 2.3 KGC forecasted revenue year = $2.5 million/yr (year 2) with a growth factor of 50%, risk factor of 22% Total units (shares) outstanding = 17.5 million EPS = 14.3 cents/share Price per share = 20.2 x 14.3 cents/share = $2.89/share Valuation = $2.89 (price/share) x 17.5 (outstanding shares) = $50.575 million Risk factor discounting = 0.5 Valuation post risk factor adjustment = $25.2875 million We have used close to $22 million in our onboarding document, a value slightly less than calculated valuation

Use of Proceeds

If we raise the Target Offering Amount of $9,998.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  94.0%
  Day-to-day company operating expenses

If we raise the over allotment amount of $1,069,998.66, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  70.0%
  Setting up sales, marketing infrastructure, warehousing and show and tell plot

- *Working Capital*
  24.0%
  Day-to-day operations

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.karrgroupco.com (www.karrgroupco.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karr-group-of-companies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Karr Group of Companies, LLC

[See attached]



KARR GROUP OF COMPANIES, LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2017 AND 2016

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY
TABLE OF CONTENTS

KROST
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS SINCE 1939

PrimeGlobal | An Association of Independent Accounting Firms

Independent Auditors' Report

To the Board of Directors and Members
of Karr Group of Companies, LLC and Subsidiary

We have audited the accompanying financial statements of Karr Group of Companies, LLC and Subsidiary (a California corporation) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operation, changes in members' deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Karr Group of Companies, LLC and Subsidiary as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to that matter.

Krost

Pasadena, California
May 11, 2018

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
Assets		
Current assets		
Cash	$ 6,994	$ 111,877
Accounts Receivable	-	6,341
Total current assets	6,994	118,218
Property and equipment, net	1,430,264	1,954,775
Security deposits	5,850	5,850
Total Assets	$ 1,443,108	$ 2,078,843
Liabilities and members' deficit		
Current liabilities		
Accounts payable	$ 195,407	$ 119,921
Accrued expenses	1,625,178	910,409
Due to shareholders	946,500	100,000
Total current liabilities	2,767,085	1,130,330
Convertible notes payable to related parties	3,861,000	3,861,000
Total liabilities	6,628,085	4,991,330
Members' deficit	(5,184,977)	(2,912,487)
Total liabilities and members' equity	$ 1,443,108	$ 2,078,843

See accompanying notes to financial statements.

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenue, net	$ 47,168	$ 15,450
Cost of goods sold	188,773	141,666
Gross loss	(141,605)	(126,216)
Selling, general and administrative	1,301,069	1,490,339
Loss from operations	(1,442,674)	(1,616,555)
Other income (expenses)		
Other Income	11,828	3,767
Gain on sale of disposal	-	2,771
Depreciation	(578,856)	(523,453)
Interest expense	(361,988)	(348,726)
Total other income (expenses)	(929,016)	(865,641)
Loss before provision for income taxes	(2,371,690)	(2,482,196)
Provision for income taxes	800	800
Net Loss	$ (2,372,490)	$ (2,482,996)

See accompanying notes to financial statements.

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	CLASS A MEMBERS	CLASS B MEMBERS	CLASS B UNIT OPTIONS VESTED	TOTAL
Members' (Deficit) Equity, January 1, 2016	$ (286,001)	$ (236,126)	$ 32,636	$ (489,491)
Contributions	10,000	50,000	-	60,000
Allocation of Net Loss	(629,184)	(1,853,812)		(2,482,996)
Members' Deficit, December 31, 2016	(905,185)	(2,039,938)	32,636	(2,912,487)
Contributions	-	100,000	-	100,000
Allocation of Net Loss	(582,785)	(1,789,705)		(2,372,490)
Members' Deficit, December 31, 2017	$ (1,487,970)	$ (3,729,643)	$ 32,636	$ (5,184,977)

See accompanying notes to financial statements. 3

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (2,372,490)	$ (2,482,996)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	578,856	523,453
Gain on sale of disposal of fixed asset	-	(2,771)
Increase (decrease) in cash attributable to changes in operating assets and liabilities:		
Accounts receivable	6,341	(6,341)
Security deposit	-	(5,000)
Accounts payable	75,486	119,922
Accrued expenses	714,769	481,350
Net cash provided by operating activities	(997,038)	(1,372,383)
Cash flows from investing activities:		
Proceeds from sale of fixed assets	-	2,771
Purchases of property and equipment	(54,345)	(424,220)
Net cash used in investing activities	(54,345)	(421,449)
Cash flows from financing activities:		
Proceeds from loans	846,500	990,000
Proceeds from due to shareholders	-	100,000
Proceeds from issuance of membership interests	100,000	60,000
Net cash provided by financing activities	946,500	1,150,000
Net change in cash	(104,883)	(643,832)
Cash, beginning of year	111,877	755,709
Cash, end of year	$ 6,994	$ 111,877
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes paid	$ 800	800

See accompanying notes to financial statements.

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

Karr Group of Companies, LLC and Subsidiary ("KGC") was organized under the laws of the State of California when members entered into a Limited Liability Company Agreement (the "LLC Agreement") and manufactures and sells CannGrow biochar products used to enhance yield and reduce water, fertilizer, and pesticide consumption in the growing of cannabis. The Company also produces charcoal briquettes, charcoal powder, fuel, and other products derived from charcoal powder and related to the manufacture of fuel gas.

Onalaska Wood Energy, LLC ("OWE") is a Washington limited liability company and is wholly-owned subsidiary of KGC. The principal business activity of OWE is the manufacturing and sale of biochar products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements have been approved by management and are available for issuance on May 11, 2018 and have been evaluated through this date.

Liquidity and Capital Resources

At December 31, 2017, the Company had accumulated deficits and it is possible that the deficits may continue into the foreseeable future. To date the Company has funded its operations and capital needs primarily through equity raises, shareholder debt, and related party debt. Management believes that once the Company enters full operation, net proceeds will be sufficient to meet the Company's capital requirements.

However, if events or circumstances occur such that the Company does not meet its operating plan as expected, the Company may be required to seek additional capital or loans to reduce certain discretionary spending, which could have material adverse effect on the Company's ability to achieve its planned business objectives. There can be no assurance that any additional financing will be available on terms acceptable to the Company, or at all. Any equity may result in dilution to existing stockholders.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Karr Group of Companies, LLC and its wholly-owned subsidiary, Onalaska Wood Energy, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Variable Interest Entities

Variable interest entities ("VIE") are entities that, by design, either lack sufficient equity at risk to permit the entity to finance its activities without additional subordinated financial support, or, as a group, the holders of the equity at risk lack any of the following characteristics: (1) the power through voting or similar rights to direct the activities of the entity that most significantly affect the entity's economic performance; (2) the obligation to absorb the expected losses of the entity; or (3) the right to receive the expected residual returns of the entity. The primary beneficiary of the VIE is required to consolidate the assets and liabilities of the VIE. In accordance with recent pronouncements, the Company has elected to apply the alternative method for accounting for VIE entities and not consolidate the entity TK Chehalis, LLC because it is the owner of the real estate where OWE is a tenant.

Distributions

Distributions of Net Cash Flows, as defined in the LLC Agreement, are made to the members in accordance with the LLC Agreement.

Allocation of profit and loss

Profits and losses are allocated to the members in accordance with the LLC Agreement.

Concentration of Risk

The Company maintains deposits in Federally-insured financial institutions in excess of Federally-insured limits. Management believes the Company is not exposed to significant credit risk of loss due to the financial position of the depository institutions in which those deposits are held.

Risks

The Company is subject to risks incident to its commencement of principal operations. These include the risks normally associated with changes in the general economic climate, trends in the industry, availability of inventory and customers, and the availability of working capital.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded when earned and are presented in the accompanying consolidated balance sheet net of the allowance for doubtful accounts. The Company utilizes the allowance method of accounting for losses from uncollectible accounts. Under this method, an allowance is provided based upon historical experience and management's evaluation of outstanding contracts receivable at the end of each year. Management's evaluation consists of reviewing the age of the receivables, customers' payment history, and credit limits. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. There was no allowance for doubtful accounts at December 31, 2017 and 2016.

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are stated at the lower of cost or net realizable value. There were no inventories at December 31, 2017 and 2016.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization is computed using the straight-line method and based on the estimated useful lives of the assets, generally ranging 5 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Repairs and maintenance expenditures that do not significantly add to the value of the property, or prolong their life, are expensed as incurred.

Long-lived assets

Long-lived assets to be held and used are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred. No impairments were recorded during the years ended December 31, 2017 and 2016.

Revenue Recognition

Revenues from the sale of goods are recognized when title and risk transfer to the customer, which is generally upon shipment of product. An allowance for estimated returns and uncollectible accounts is provided at the time of shipment.

Advertising

The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs were $5,593 and $1,347 for the years ended December 31, 2017 and 2016 respectively.

Shipping expenses

The Company recorded shipping expenses of $18,062 and $13,324 in operating expenses in the accompanying consolidated statements of operations for the years ended December 31, 2017 and 2016, respectively.

Research and development

Research and development costs are expensed as incurred. For the years ended December 31, 2017 and 2016, research and development costs are $610,829 and $692,218, respectively.

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC Topics 505 Equity and 718 Stock Compensation. The Company recognizes stock-based compensation for all membership interest based payment awards made to employees based on their estimated fair values on the date of grant using the Black-Scholes option valuation model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends. The Company evaluates the assumptions used to value membership interest awards on an annual basis. Stock-based compensation expense, if recognized is based on the value of the portion of membership interest based payment awards that are ultimately expected to vest; thus, the total stock-based compensation cost is reduced for estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership for Federal and state income tax purposes, accordingly, there is no provision for Federal and state income taxes as the taxable income or loss of the Company is included in the income tax returns of the individual members.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017 and 2016:

	2017	2016
Automobile	$ 7,500	$ 7,500
Machinery and Equipment	2,376,464	2,319,074
Leasehold Improvements	378,612	378,612
	2,762,576	2,705,186
Less accumulated depreciation and amortization	1,332,312	750,411
Property and equipment, net	$ 1,430,264	$ 1,954,775

Depreciation and amortization expense related to property and equipment was $578,856 and $523,453 for the years ended December 31, 2017 and 2016 respectively.

KARR GROUP OF COMPANIES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company issued notes to certain persons and entities (collectively, the "Holders"). During 2015, the Company issued convertible notes payable in the amount of $2,871,000 and during 2016, the Company issued convertible notes payable in the amount of $990,000. There were no convertible notes payable issued during 2017. Each note has a maturity date of five years after the issuance date. The convertible notes payable issued in 2015 bear an interest rate of 10.1% and the convertible note payable issued in 2016 bears an interest rate of 0.50%. All amounts remain outstanding at December 31, 2017 and 2016. At December 31, 2017 and 2016, accrued interest was $739,735 and $383,887, respectively and included in accrued expenses on the consolidated balance sheet.

The convertible notes payable and unpaid accrued interest are convertible to Class B membership interests upon initial public offering or sale of the Company. The conversion rate is based upon dividing the amounts being converted, and all accrued unpaid interest by $1.

NOTE 5 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, shareholders of the Company agreed to provide a working capital loan that is noninterest bearing and due on demand. At December 31, 2017 and 2016, loan from shareholders for working capital was $946,500 and $100,000, respectively.

The Company entered into convertible notes payable with related parties, at December 31, 2017 and 2016, the amounts outstanding were $3,861,000 and accrued interest of $739,735 and $383,887, respectively (see Note 4).

The Company leases certain facilities from an entity owned by a Class A member on a month-to-month basis. Rental expense was $30,698 and $29,940 for the years ended December 31, 2017 and 2016, respectively.

NOTE 6 – EQUITY INCENTIVE PLANS

During 2015, the Company granted warrants to members to purchase Class B membership interests. Warrants expire no more than 5 years from the grant date. The total number of shares authorized through this plan are 775,193 at December 31, 2017 and 2016. The warrants are granted at the Company's discretion and 775,193 shares are outstanding at December 31, 2017 and 2016. The warrants fully vested at the grant date. Using the Black-Scholes options valuation model, management has determined that the warrant value has a value of $0.0421 per unit.

The assumptions used and the calculated fair value options are as follows:

Expected volatility	78%
Risk-free interest rate	1.43%
Dividend yield	0%
Expected term in years	5 years

NOTE 7 – GOING CONCERN

The Company has experienced losses from operations since inception and has relied on debt and equity financing to fund its operations. The Company had a net loss of $2,372,490 and $2,482,996, and negative cash flows of $104,883 and $643,832 for the years 2017 and 2016, respectively. The Company incurred members' deficits of $5,184,977 and $2,912,487 for the years 2017 and 2016, respectively. The Company continues its efforts to start operations and generate revenue. The Company may continue to be dependent upon additional equity investments or financing if losses without revenues continue in order to fund the operations of the Company.

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

NOTE 8 – SUBSEQUENT EVENTS

In February 2018, the owners of KGC entered into a transaction to purchase Rose Grove Acquisition Corporation, a Delaware corporation and subsequently changed the name of the acquired entity to American Blockchain Biochar Corporation ("ABC"). As of May 11, 2018, the Company has a draft to file a Form 8-k to sell 5,500,000 shares of common stock of ABC.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Karr Group of Companies
Eco-Friendly Solutions



🔲 Small OPO   🏠
🏷 Clean Technology
📍 US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Patented Cannabis & Agriculture Soil Enhancement Technology

Invest in The Karr Group

We're Delivering Sustainable Agriculture With Green Profits

What about a soil/ amendment product that can deliver/ grow abundant organic and healthy food without leaving a detrimental footprint on the soil, and can do so over and over again, and not lose its properties for hundreds of years, in a highly sustainable manner. It would be a miracle if it existed!!! We introduce Karr Group of Companies, a highly acclaimed agriculture soil and soil amendment manufacturing company with accolades from the environmental sector.

Our products simultaneously benefit growers and the environment (Carbon Negative). We've created a patented



technology process that converts wood waste into high grade biochar, KarrChar, and we offer a product called CannGrow (a complete soil). The breakthrough of these two products means **lowered carbon (Greenhouse gases) emissions and increased growth returns.** Our technology does not produce hazardous waste, and it decreases greenhouse gases that result from farming practices. Plus, we're able to reduce chemical runoffs into drinking water and marine life to further lower the impact of farming on the earth.



stock images. not actual product results

- **We Believe That We Can Double The Yield Of Crops In Less Than A Year**
- **We Believe That We Can Double the Yield of Cannabis, Substantially Reduce Plant Destroying Bugs, Accelerate Growth Cycle to Squeeze in an Extra Crop/ yr**

Without degrading soil, our product results in carbon sequestration, delivering perpetual benefits, bringing marginal soil to life all naturally, and with decreased waste. Plus, we're certified organic. Our product results in more nutrients for humans and captures heavy metals in the soil and water.

Invest In The Karr Group. Our commercial plant is designed to produce 7.5K tons a year of pure KarrChar, or 135K cubic yards of premium soil, CannGrow. We have successfully commissioned the plant, completed two years of test growing, and are looking for funds to set up sales/marketing infrastructure and distribution channels, plus educational material for farmers/growers and agencies.

Join us!

The Offering

Investment

$1.62/unit | When you invest you are betting the company's future value will exceed $23M.



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Healthy Plants, Healthy and Sustainable Life

Here's What We Do



We manufacture agriculture soil products from wood waste input material that are all natural and can provide an excellent delivery medium for fertilizer, water, and beneficial soil bugs growth to bring the soil back to health. We have a premium soil and medium for doubling the yield of Cannabis and other crops.

For example: **a $10 investment in Cannabis soil can potentially yield an extra $1000 in profits from the same plant.**

Our products, KarrChar and CannGrow, can, together offer increased output and upto 50% decrease in fertilizer, water, and pesticide consumption: helping the environment and benefitting growers.

KarrChar



We produce a sustainable biochar called KarrChar, which can be used to combat climate change by holding carbon in the soil while displacing fossil fuel. Additionally, because KarrChar retains nitrogen, emissions of nitrous oxide (a potent greenhouse gas) may be reduced. Turning agricultural waste into biochar also reduces methane (another potent greenhouse gas) generated by the natural decomposition of the waste. **This powerfully simple tool can store 2.2 giga tons of carbon annually by 2050 (source: International Biochar Initiative)**

- Proven results, up to 100% increase in yield, plus up to 50% reduction in fertilizer and water usage which means **less waste**
- Holds water and nutrients for later delivery to plants, prevents nutrient runoff and sequesters carbon
- Proven pest resistance
- pH balanced close to neutral post production, suitable for all soil types
- Contains Karr Vinegar with 200 organic acids that serve as food for living organism in soil and is easily spreadable into fields
- No harmful chemicals added



CannGrow



Our CannGrow product is at same price level as the current growing medium used in the Cannabis production, so no added cost to the grower is expected. Assuming an average of $1M/acre in revenue for the Cannabis grower, **it means an extra $800K/acre in revenue added to the grower's bottom line, for no additional cost!** (based on assumption of 80% increase in Cannabis yield with the use of our product). Additionally, our KarrChar product, above, added to competitor's Cannabis soils at the prescribed ratio can result in added revenues to them.

- Contains over twenty ingredients, pre-loaded with initial dose of organic fertilizer, microbes, and beneficial materials
- Contains 20% KarrChar
- Offers 50% reduction in fertilizer, water, and pesticide consumption-significant cost savings
- Same proven results of KarrChar

And Here's Why We're Different

Up until now, we believe no one has been able to produce biochar without the co-production of bio oil, which is a hazardous waste. Our product, KarrChar boasts certified sustainable input material, and it's organically certified. Plus our method uses only waste input raw material without creating additional toxins or subsequent waste. **This green process reuses every aspect of our input material.**





We've Got The Infrastructure

We began building a pilot plant in 2014 and ran trials for over two years. In proven field trials we've found that our products can double or substantially increase crops yield of cannabis, berries, tomatoes, peanuts, citrus, cucumbers, eggplants, squash, watermelon, string beans, bell peppers and chili peppers.

We completed construction of our commercial plant in WA in 2016, where we ran commercial trial batches for two years to perfect our production. We're currently developing a sales pipeline with growers who've tried our products, having sold truck load quantities to companies like Agavant,



Rexius, Wonderful Farms, and pacific Gro. We've participated in joint research projects with Oregon State University and UC Davis. Our product is certified organic by the California Department of Food and Agriculture, Oregon State Food and Agriculture, and OMRI (The Organic Material Research Institute). Plus, we're approved by International Biochar Institute.

There's A Demand In The Marijuana Growth Industry

Projected Average Annual growth Rate of 31.6% in 5 years	Industry Revenue Estimated To Reach $18.2B in 2022	31% of the US population lives in states with expanded access to legal marijuana
"Medical & Recreational Marijuana Growing." IBIS World. 2017.	*"Medical & Recreational Marijuana Growing." IBIS World. 2017. Obtained at*	*Source: New Frontier*

Our Team Is Top

With a successful track record in clean technology ventures with environmental benefits, our team has what it takes. We've been successful in taking our concept, building a pilot plant, and then expanding to a commercial plant that can deliver the dream while maintaining market superiority with patented techology protection. Our team is skilled in the management of business and profitability and we're excited for growth. Plus, we have industry-leading members on our Board that currently manage huge companies and provide us guidance to related industries.



Join Us



The money you invest with us will go toward bolstering farming, while increasing sustainability. We'll use our investments from Startengine to implement a marketing and sales infrastructure and strengthen our distribution channels.

We'll hire sales professionals and regional representatives. We'll develop educational material for growers, and increase our social media marketing using our test plots we own and operate, in order to showcase our product. Part of the proceeds will also be used to pay company's operating expenses.

Be a part of our team. Let's make a positive environmental change.



Started Bench
Scale Trials

2013

2014

Built a Pilot,
Ran Trials for
Over a Year

Completed
Construction of
Commercial
Plant in WA

2016

2016 - Present

Ran
Commercial
Trial Batches
for Two Years

Meet Our Team

 

Mahesh Talwar

CEO and Manager

He has a MSChe degree and has a well established track record to take products from research to commercial production. He developed the world's first biodiesel plant in USA, then provided services to a larger plant in Malaysia. He has several awards for his work on Environment and Economic Balance concept, winning awards from The U.S President and California Governor. He holds the U.S. patent for KarrChar production technology.

Ajay Keshap

Chief Business Officer and Manager

He has a MS in Mechanical Engineering, is a successful entrepreneur with special skill set to take struggling companies and turn them around. He worked at Hewlett Packard & Oracle sales organizations, and now owns two large chains of restaurants with revenues over $70 million, and over 1400 employees, that are turning up good profits.

  

Ajay Mehra

President OSI Solutions Business, a multi billion dollar company (OSIS)

TJ Rosengarth

President and CEO of Northwest Hardwoods, a $800 million company with a large number of lumber mills

Michael Murphy

(President of Rosecliff Ventures, also a daily analyst on Fox Business News). He also manages a $400 million fund.

Offering Summary

Maximum 660,490 shares of Class B Units ($1,069,993.80)

Minimum 6,172 shares of Class B Units ($9,998.64)

Company	Karr Group of Companies
Corporate Address	14500 Roscoe Blvd, Ste 203 Panorama City, CA 91402
Description of Business	Manufacturer of Karrchar (biochar) and CannGrow (complete soil) products
Type of Security Offered	Class B Units

Type of Security Offered	Class B Units
Purchase Price of Security Offered	$1.62
Minimum Investment Amount (per investor)	$498.96

The 10% Bonus for StartEngine Shareholders

Karr Group will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 units at $1.62 / unit, you will receive 1 bonus unit, meaning you'll own 11 units for $16.20. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

we just don't have any carbon left in

our soil as these problems compound we

approach the cliff even faster and it's

getting kind of scary that's scary man

we are at that point where they're

saying oh well we'll just go 221 they do

these fires and use all that they had

with the burned wood the char whatever

and then the forest would actually

benefit from it

[Music]

there's light that I've seen it's cold

and it's green in the sky

[Music]

the thought that I've had the back of my

[Music]

charcoal made from plant material or

waste in a high temperature ovens with

limited oxygen when you put that the

resultant char in the soil it will

sequester carbon for thousands of years

and its carbon negative because it holds

carbon that would otherwise remain in

the active carbon cycle so biochar is

taking the material that's already in

biomass the carbon that's already in

biomass and grabbing a hold of it and

then when you put it in the soil

it's very recalcitrant I had to look

that up the first time I heard it it

means it doesn't fall apart well the

magic is one of the great wonders of

biochar and it's one of the grave

difficulties ironically because biochar

has so many potential positive effects

on the planet and on human society that

it becomes unbelievable to the early

listener it can't be that good it must

be magic you're trying to sell me

something that I don't want to buy for

example biochar anise oil can improve

the quality and health of the soil by

doing so it can improve agricultural

yields at the same time it can hold

water in the soil which is a critical

issue here in California with droughts

and so on making biochar also makes

energy and of course with biochar in the

soil

we're sequestering carbon so how is it

possible that one very simple physical

compound can make such a big difference

to the planet teach math board

I remember 10 years ago biochar was

kinda like oh sure but it's moves leaps

and bounds even in the last decade with

a scientific understanding with what's

happening in other parts of the world

that's why I'm excited about California

really proving it if we can do it in a

state as large and diverse as California

we'll have some great data to be able to

convince others about the benefits of

biochar cember first 2015 in Paris of

the United Nations Framework Convention

on Climate Change the French government

proposed that all countries increase the

amount of carbon their soil by 0.4% a

year and that was basically meant to

remove CO_2 from the atmosphere to

prevent the increase in Morelos if you

level it off at about the present level

which is 400 parts per million which is

40% too high 37 countries signed on to

the proposal only to have it withdrawn

11 days later as UN FCC documents must

be consensus documents countries

unwilling to sign on can block it from

progressing out of fear that any form of

carbon accounting might lead to a carbon

tax the countries that are no matter

what they say at you at FCC it oppose

any form of carbon accounting or the

United States Russia and the Arab

oil-producing countries they all act

together we are now more than ever in a

dire race to pull atmospheric carbon

down and return it to the soil our

atmosphere simply cannot process such

high levels of carbon

and as the residual heat enters our

oceans they heat up driving global

warming currently we're over 400 parts

per million the safe level is 260 parts

per million meaning we must remove 140

parts per million now we've got to start

doing the right thing now no matter who

else is ready to follow and do the right

thing themselves or not because we can't

wait any longer this is a crisis and

it's almost out of hand we have a very

narrow window of opportunity in the next

few decades to solve it because if we

don't we're committing generations for

you know millions of years of disastrous

changes

unless we undertake very serious work

making our soil healthier revegetating

the land not doing the things that

release that carbon from the soil

there's no way that we can deal with the

climate crisis

so we critical that the biochar not be

placed in the soil by itself what do we

do

we add compost to biochar and we place

that together into the soil so that the

biochar is to use almost a medical

phrase inoculated factory farming is not

necessary at all to feed humans on this

planet one of the things that we're

looking at very seriously is called s RI

that strategy for rice intensification

we did a small plot last year and had

really good results we never flooded the

field we used a drip system we prepared

the soil by putting in compost and

biochar both what we found was that the

the ground held the moisture really well

we added virtually no fertilizer and the

yield that we got was almost comparable

to a field that had received five and a

half acre feet per acre of allotted

water

dear is brother till Amma might not turn

it off so you think it's okay to the

gracing California yeah I believe so a

rice really likes heavy clay soils

I wouldn't plant rice in marginal areas

where it won't hold the water like it

does here it's not going to be as

efficient and you're gonna spend a lot

more water

I think we could reduce the amount of

water it takes to raise rice by anywhere

from the third to a half the drought is

here right now and we're gonna have more

droughts and I think this is a good

wake-up call and ideally the state needs

to take it seriously well I think yo sue

we did our sound

a sigh out dancing around shaking and

clapping your hand if it's useful you

use it in time

I hope that it comes back again

waiting around to your friends telling

them you're dyin just to see they might

weed

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND
AMENDED AND RESTATED OPERATING AGREEMENT

OF

KARR GROUP OF COMPANIES, LLC,

a California limited liability company

THE MEMBERSHIP INTERESTS REFERRED TO IN THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES OR "BLUE SKY" LAWS, OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH MEMBERSHIP INTERESTS ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT.

SECOND
AMENDED AND RESTATED OPERATING AGREEMENT
OF
KARR GROUP OF COMPANIES, LLC,
a California limited liability company

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**"), dated effective July 20, 2015 (the "**Effective Date**"), is made by and among the parties who are signatories to this Agreement, with reference to the following facts:

RECITALS:

A. On July 14, 2010, the Company filed its Articles of Organization with the California Secretary of State. On October June 11, 2012, the Company amended such Articles of Organization to change the Company name from Karr Import Export, LLC to Karr Group of Companies, LLC, a California limited liability company (the "**Company**").

B. The Members initially adopted an Operating Agreement at the time of the formation of the Company, which was amended and restated on March 24, 2015.

C. The Members desire to adopt and approve a second amended and restated operating agreement for the Company on the terms and conditions set forth in this Agreement.

AGREEMENTS:

NOW, THEREFORE, the parties agree as follows:

1. DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below (all capitalized terms used in this Agreement that are not defined in this Section 1 shall have the meanings set forth elsewhere in this Agreement):

1.1 "**Act**" means the California Revised Uniform Limited Liability Company Act, codified in Corporations Code Section 17701.01 et seq.

1.2 "**Agreement**" means this Second and Amended Operating Agreement of the Company, as amended from time to time.

1.3 "**Certificate**" means the Articles of Organization for the Company originally filed with the California Secretary of State, as amended from time to time.

1.4 "**Bankruptcy**" means (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a

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general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her debts as they become due.

1.5   "**Board**" means the Board of Managers of the Company, designated in accordance with Section 5.

1.6   "**Book Value**" shall mean, as of any particular date, the value at which the Company's assets are properly reflected on the books of the Company as of such date in accordance with the provisions of Regulations Section 1.704-1(b). The Book Values of all Company assets shall, if the Board in its sole discretion deems it appropriate, be adjusted to equal their respective gross fair market values, as determined by the Board, at the times specified in those regulations.

1.7   "**Capital Account**" means, with respect to any Member, the capital account that the Company establishes and maintains for such Member pursuant to Section 3.5.

1.8   "**Capital Contribution**" means the total value of cash and fair market value of property (including promissory notes or other obligations to contribute cash or property) contributed to the Company by a Member.

1.9   "**Class**" shall have the meaning set forth in Section 3.1.1.

1.10   "**Class A Percentage Interest**" shall have the meaning set forth in Section 3.1.2.

1.11   **Class B Percentage Interest**" shall have the meaning set forth in Section 3.1.2.

1.12   "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

1.13   "**Convertible Secured Non-Recourse Notes**" means those certain Secured Convertible Non-Recourse Promissory Notes issued by the Company in favor of certain Member's holding Class A Units.

1.14   "**Company Minimum Gain**" has the meaning ascribed to the term "partnership minimum gain" in Regulations Section 1.704-2(d).

1.15   "**Distributable Cash**" means the amount of cash from the Company's operations and business activities available for distribution to the Members, taking into account all Company debts, liabilities, projected operational needs, and obligations of the Company then due or anticipated and amounts that the Board deems necessary to place into reserves for customary and usual claims and reserves with respect to the Company's business.

1.16   "**Economic Interest**" means a Member's share of one or more of the Company's Net Profits, Net Losses, and distributions of the Company's assets pursuant to this Agreement and the Act, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the Company's management, or, except as required by the applicable law, any right to information concerning the Company's business and affairs.

1.17 **"Fiscal Year"** means the Company's fiscal year, which shall be the calendar year.

1.18 **"Laws"** means the various acts applicable to securities passed by California, as amended, and any other applicable blue sky laws.

1.19 **"Manager"** means an individual appointed to the Board in accordance with Section 5.

1.20 **"Member"** means each Person who (a) is listed as a member of the Company on the attached **Exhibit A**, or (b) becomes a member of the Company in accordance with this Agreement.

1.21 **"Member Nonrecourse Debt"** has the meaning ascribed to the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

1.22 **"Member Nonrecourse Deductions"** means items of Company loss, deduction, or Tax Code Section 705(a)(2)(B) expenditures that are attributable to Member Nonrecourse Debt.

1.23 **"Membership Interest"** means a Member's entire interest in the Company, including the Member's Economic Interest, the right to vote on or participate in the Company's management, and the right to receive information concerning the Company's business and affairs.

1.24 **"Net Profit"** and **"Net Loss"** means the Company's income, gain, loss, deductions, and credits in the aggregate or separately stated, as appropriate, determined in accordance with generally accepted accounting principles employed under the method of accounting at the close of each Fiscal Year on the Company's information tax return filed for federal income tax purposes.

1.25 **"Nonrecourse Liabilities"** has the meaning ascribed to it in Regulations Section 1.752-1(a)(2).

1.26 **"Percentage Interest"** means a Member's undivided percentage economic interest in the Company. A Member's Percentage Interest at any given time shall be determined by dividing the number of Units (of all Classes) owned by such Member at such time by the number of Units (of all Classes) owned by all Members at such time.

1.27 **"Person"** means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, or any other entity.

1.28 **"Prime Rate"** means the prime or reference rate of interest announced as such from time to time by Bank of America, N.A. or its successor.

1.29 **"Regulations"** means, unless the context clearly indicates otherwise, the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code.

1.30   "**Securities Act**" means the Securities Act of 1933, as amended.

1.31   "**Tax Distributions**" with respect to each Member, shall mean an amount equal to (i) the greater of (a) forty-eight percent (48%), or (b) the combined net marginal federal and California individual income tax rates in effect for such fiscal year for such Member (taking into account the deductibility of state taxes against federal taxable income), *multiplied by* (ii) the amount by which the Net Profit allocated to such Member for such fiscal year exceeds the Cumulative Net Loss (if any) allocated to such Member since the inception of the Company. "Cumulative Net Loss" means all Net Loss allocated to such Member in prior years, net of all Net Profits allocated to such Member for such years, and shall not be less than zero.

1.32   "**Tax Matters Member**" means Mahesh Talwar, or his successor as designated pursuant to Section 8.3.

1.33   "**Transfer**" means:

(a)   any sale, conveyance, pledge, encumbrance, disposition or other transfer, whether voluntary or involuntary, by operation of law or otherwise, including, without limitation, any disposition occurring by virtue of the bankruptcy or insolvency of a Member, the appointment of a receiver, trustee, conservator or guardian for a Member or a Member's property, a transfer pursuant to the will of a Member or the laws of descent and distribution, a transfer pursuant to court order in the event of divorce, marital dissolution, legal separation or similar proceedings, or a transfer pursuant to any loan or security agreement; and

(b)   with respect to any Member that is a corporation, limited liability company, partnership, or other entity, "Transfer" shall include any sale, conveyance, pledge, encumbrance, disposition or other transfer, whether voluntary or involuntary, by operation of law or otherwise of any ownership interest in such entity other than to a person or entity described in Section 1.33(c) ; and

(c)   notwithstanding the foregoing, the term "**Transfer**" does not include a transfer by a Member who is a natural person of his or her Units to any trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's issue if any such persons retain a beneficial interest in the trust.

1.34   "**Units**" shall have the meaning set forth in Section 3.1.1.

2.   ORGANIZATIONAL MATTERS

2.1   **Formation.** Pursuant to the Act, the Members have formed a California limited liability company under the laws of the State of California by filing the Certificate with the California Secretary of State and entering into this Agreement. The Members' rights and liabilities shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2   Name. The Company's name shall be **Karr Group of Companies, LLC.** The Company's business may be conducted under that name or, upon compliance with applicable laws, any other name that the Board deems appropriate or advisable. The Board shall file any fictitious name certificates and similar filings, and any amendments thereto, that the Board considers to be appropriate or advisable.

2.3   Term. The Company's existence shall continue until terminated in accordance with the terms of this Agreement.

2.4   Office and Agent. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The Company's principal office shall be located at 14500 Roscoe Blvd, Suite 203, Panorama City, CA 91402. The Company also may have such offices, anywhere within and without the State of California, as the Board from time to time may determine, or the Company's business may require.

2.5   Purpose of Company; Use of Proceeds. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act. The Company shall use the $3,000,000 of debt and equity raised during July and August of 2015 to fund its general business operations, including, but not limited to the acquisition of required equipment.

2.6   Organizational Expenses. The Company shall reimburse Mehra for reasonable legal and accountant fees actually incurred by Mehra during the period of June 1, 2015 through the date of this Agreement in the course of Mehra's review and negotiations of this Agreement, the Convertible Secured Non-Recourse Note held by Mehra or any of the documents for the transactions contemplated hereby.

3.   CAPITAL STRUCTURE

3.1   Ownership Interests.

3.1.1 Each Member's ownership interest in the Company shall be denominated by a specific number of units (the "**Units**") which may be adjusted from time to time pursuant to the terms of this Agreement. The Units shall be divided into separate classes, each with specific rights (each a "**Class**"). Initially there will be two Classes of Units – Class A Units and Class B Units. The number of Units owned by each Member as of the Effective Date is set forth on **Exhibit A**.

3.1.2 Each Member's percentage economic interest in the Company, including, except as may otherwise be provided in Section 6, each item of income, gain, loss, deduction, credit and distributions of the Company, shall be derived from such Member's ownership of Units of each Class. Member's percentage interest in each Class of Units shall be calculated by dividing the number of Units of such Class owned by the Member by the total outstanding number of Company Units of that class then outstanding. Accordingly, (a) the number of Class A Units owned by a Member divided by the total outstanding number of Class A Units then outstanding will be such Member's "**Class A Percentage Interest;**" (b) the number of Class B Units owned by a Member divided by the total outstanding number of Class B Units then outstanding will be such Member's "**Class B Percentage Interest.**"

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3.1.3. Upon the election of a Member that holds Class A Units, such Member may convert all or part of such Member's Class A Units to Class B Units at a conversion ratio of one (1) Class A Unit to one (1) Class B Unit.

3.2 **Issuance of Units**.

3.2.1 The Company shall have the power to issue an unlimited number of Class A Units and Class B Units.

3.2.2 The Company shall have the power to create new and additional Classes of Units with such rights, preferences and privileges as are determined by the Company.

3.3 **Initial Capital Contributions.** Each Member's Capital Contribution as of the Effective Date are set forth in the books and records of the Company, and shall be revised to reflect any additional contributions contributed in accordance with Section 3.4.

3.4 **Additional Capital Contributions**.

3.4.1 In the event that the Board determines that additional Capital Contributions are necessary or appropriate for the conduct of the Company's business, subject to any Committee approval that may be required pursuant to Section 5.12, the Board may either arrange for the Company to borrow the necessary funds or may notify the Members of the required additional Capital Contributions and give the Members the opportunity, but not the obligation, to make additional Capital Contributions.

3.4.2 The notice to the Members shall state the amount of additional capital required, each Member's share, calculated on the assumption that each Member will contribute such Member's pro rata share of the required additional capital, and the number of additional Units that will be issued to Members contributing additional capital. The notice shall be given not later than forty five (45) days prior to the date on which the additional capital is required (the "**Call Date**"). Each Member shall respond to the notice indicating whether they will contribute their pro rata share of additional capital within fifteen (15) business days of receipt of the notice, and contribute the requested capital to the Company within forty-five (45) business days thereafter. In the event that some of the Members elect not to contribute their pro rata share of the additional required capital, the Company shall notify the other Members fifteen (15) days prior to the Call Date that they have the ability to contribute such share, pro rata in accordance with their Percentage Interests by the Call Date. Each Member shall receive a credit to such Member's Capital Account in the amount of any additional capital which such Member contributes to the Company, and shall receive such additional Units as are appropriate. In the event that the Members do not contribute the additional required capital, the Board shall have the right to admit additional Members, and issue Units to such additional Members, pursuant to Section 4.2.

3.5   Capital Accounts.

3.5.1   A separate Capital Account shall be maintained for each Member strictly in accordance with the rules set forth in Regulations Section 1.704-1(b)(2)(iv). Subject to the preceding sentence, each Member's Capital Account shall be (i) increased by the amount of Capital Contributions made by such Member to the Company and allocations to such Member of Net Profits and other items of book income and gain; and (ii) decreased by the amount of money and fair market value of property (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Tax Code) distributed to such Member by the Company and allocations to such Member of Net Losses and other items of book loss and deductions; and (iii) otherwise adjusted in accordance with the additional rules set forth in Regulations Section 1.704-1(b)(2)(iv).

3.5.2   In the event the Book Values of Company assets are adjusted pursuant to Regulations Section 1.704-1(b) and Section 1.5, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the allocations of income, gain, loss or deduction that would be made to the Members if there were a taxable disposition of the Company's property for its fair market value. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market values after the Members' Capital Accounts have been adjusted to reflect the manner in which any unrealized income gain, loss or deduction with respect to such assets (that have not been reflected in the Capital Accounts previously) would be allocated between the Members if there were a taxable disposition of the property for its fair market value.

3.5.3   If any interest in the Company is transferred in accordance with the provisions of this Agreement, the transferee Member shall succeed to that portion of the Capital Account of the transferring Member as relates to such transferred interest.

3.5.4   It is the intent of the Company that the Capital Accounts of all Members be determined and maintained in accordance with the principles of Regulations Section 1.704-1(b) at all times throughout the full term of the Company, and the foregoing provisions of this Section 3.5 shall be interpreted in accordance with such intention.

3.6   Return of Capital; Partition. Except as otherwise provided herein, no Member shall have any right to (a) demand the return of all or any part of such Member's Capital Account during the term of the Company, or (b) receive a return of such Member's Capital Account from any specific assets of the Company. Each Member irrevocably waives any right that such Member may have to cause a partition of all or any part of the Company's assets. No Member shall be entitled to receive any interest with respect to a Capital Contribution.

3.7   Loans to the Company. If necessary to pay the Company's expenses or obligations, any Member may lend or advance money to or for the Company's benefit with the approval of the Members. Any such loans shall be segregated in a loans payable account. No such loan shall constitute additional capital or entitle the lending Member to an increased share of the Company's Net Profits, Net Losses, or Distributable Cash.

4. MEMBERS

4.1 **Limited Liability.** Except as required under the Act or as expressly contemplated in this Agreement, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

4.2 **Admission of Additional Members.** Subject to any Committee approval that may be required pursuant to Section 5.12, the Board may admit additional Members to the Company and issue Units to such additional Members to raise necessary capital, from time to time, in their sole discretion, subject to the following:

4.2.1 The Company first offers such Units to the Company's existing Members in accordance with Section 3.4.2 so that each existing Member can maintain his, her or its same Percentage Interest and as converted Percentage Interest he, she or it had before the proposed issuance; *provided, however*, that the Company shall not be required to offer the existing Members the option to acquire Units to be issued out of the Reserve to Company employees and other service providers;

4.2.2 Each additional Member shall make a Capital Contribution in such amount and on such terms as the Board reasonably determines to be appropriate based upon the needs of the Company, the net value of the Company's assets, the Company's financial condition, and the benefits anticipated to be realized by the additional Member; and

4.2.3 Each additional Member agrees to be bound by the terms of this Agreement.

4.3 **Withdrawals or Resignations.** No Member may withdraw or resign as a Member.

4.4 **Certificate of Units.** Units may be represented by certificates. Each certificate, if any, shall be in such form as may be determined by the Board.

4.5 **Replacement of Lost, Stolen, or Destroyed Certificate.** Any Member claiming that his, her, or its certificate of membership is lost, stolen, or destroyed may make an affidavit or affirmation of that fact and request a new certificate. Upon the giving of a satisfactory indemnity to the Company as may be required by the Board, a new certificate may be issued of the same tenor and representing the same Units as were represented by the certificate alleged to be lost, stolen, or destroyed.

4.6 **Voting Rights.** Each Member shall have voting rights in proportion the number of Units held by such Member with each Unit equaling one vote. Except as otherwise expressly required by this Agreement or the Act, Members shall have no voting, approval, or consent rights, except for the right to approve the following transactions:

4.6.1 Any agreement of merger involving the Company or the sale of all or substantially all of the Company's assets;

4.6.2 The dissolution or winding up of the Company in accordance with Section 9; or

4.6.3 Any amendment of this Agreement or the Articles.

4.7 **Action by Members**. Except as otherwise set forth in this Agreement or the Certificate, or as otherwise required by the Act, the vote of the Members holding a majority of the Percentage Interests of the Class or Classes entitled to vote shall be the act of the Members. Any such vote may be taken (a) at a meeting of the Members (held in person or by telephonic conference call), or (b) by written consent.

4.8 **No Managerial Authority**. The Members shall have no power to participate in the Company's management except as expressly authorized by this Agreement or the Certificate and except as expressly required by the Act. Unless expressly and duly authorized in advance in writing to do so by the Board, no Member, in his, her, or its capacity as such, shall have any power or authority to bind or act on the Company's behalf in any way, to pledge its credit, or to render it liable for any purpose.

4.9 **Competing Activities**. Neither the Members, the Managers, nor their respective affiliates may engage or invest in any business activity of any type or description that might be in direct or indirect competition with the Company.

5. **MANAGEMENT AND CONTROL OF THE COMPANY**

5.1 **Board of Managers**. The Company's business, property and affairs shall be managed exclusively by a board of managers (the "**Board**"). The Board shall initially be comprised of two (2) individuals. The members of the Board shall be determined as follows:

5.1.1 One (1) Manager shall be appointed by, and serve at the pleasure of Mahesh Talwar ("**Talwar**"); and

5.1.2 One (1) Manager shall be appointed by, and serve at the pleasure of Ajay Keshap ("**Keshap**");

The initial Managers of the Company shall be Talwar and Keshap. Upon (i) the conversion of the entire outstanding principal amount of the Convertible Secured Non-Recourse Note issued by the Company in favor of Ajay Mehra ("**Mehra**") to Units, and (ii) the conversion of all Class A Units held by Mehra to Class B Units, and for so long as Mehra (together with his Transferees permitted by Section 1.33(c)) holds a Percentage Interest in the Company that is equal to or greater than ten percent (10%), Mehra (in his sole discretion) may expand the composition of the Board such that the Board shall be comprised of three (3) individuals, and the third individual shall be appointed by, and serve at the pleasure of Mehra (the "**Board Appointment Right**"). The Board Appointment Right shall be personal to Mehra and may not be Transferred or assigned to any other individual or entity and such attempted Transfer or assignment shall not be valid or recognized by the Company. In the event that Mehra Transfers any or all of his equity interest in the Company, the Board Appointment Right shall automatically cease to exist. In addition, if Mehra has not converted all of the outstanding principal amounts of any Convertible Secured Non-Recourse Note held by Mehra or an affiliate on or before the fifth (5th) anniversary of Mehra's admittance to the Company as a Member, the Board Appointment Right shall automatically cease to exist.

5.2   **Removal; Vacancy**. A Manager may be removed only by the Member entitled to appoint such Manager under this Agreement. In the event a vacancy is created on the Board by reason of the death, removal or resignation of any Manager, each of the Members hereby agrees that such vacancy shall be filled by the Member having authority to appoint such former.

5.3   **Exclusive Management by the Board; Voting**. The Company's business, property, and affairs shall be managed exclusively by the Board. Except for situations in which the Members' approval is expressly required by the Articles or this Agreement and those matters requiring the approval of the Committee pursuant to Section 5.12, the Board shall have full, complete, and exclusive authority, power, and discretion to manage and control the Company's business, property, and affairs, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, property, and affairs. Except as otherwise specifically set forth herein, any action, consent or approval called for or required by the Board in this Agreement shall be valid only if approved by a majority of the Managers then in office (i) at a meeting of the Board (held in person or by telephonic conference call), (ii) by written consent or consents executed and delivered by the Board, or (iii) by email consents sent by the Board.

5.4   **Powers of the Board**. Except as otherwise specifically set forth in this Agreement, the Board shall have all necessary power to manage and carry out the Company's purposes, business, property, and affairs, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers described in the Act.

5.5   **Limitations on Power of the Board**. The Board shall not have authority to cause the Company to engage in any of the acts specified in Section 4.6 without first obtaining the approval of all the Members.

5.6   **Performance of Duties; Liability of Manager**. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage was the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager. The Manager shall perform managerial duties in good faith, in a manner reasonably believed to be in the best interests of the Company and its Members. A Manager who so performs the duties of Manager shall not have any liability by reason of being or having been a Manager of the Company. In performing his, her, or its duties, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

5.6.1   One or more officers, employees, or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

5.6.2   Any attorney, independent accountant, or other person as to matters that the Manager reasonably believes to be within such person's professional or expert competence; or

5.6.3 A committee upon which the Manager does not serve, duly designated in accordance with a provision of the Certificate or this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit competence.

5.7 **Devotion of Time**. No Manager is obligated to devote all of such Manager's time or business efforts to the Company's affairs. Each Manager shall, however, devote whatever time, effort, and skill as the Manager deems appropriate for the Company's efficient operations.

5.8 **Transactions between the Company and a Manager/Member**. Notwithstanding that it may constitute a conflict of interest, the Managers and Members may engage in any transaction with the Company so long as (a) such transaction is not expressly prohibited by this Agreement, and (b) the terms and conditions of such transaction are approved by the Board, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them in similar transactions between parties operating at arm's length. It is specifically acknowledged and agreed by the Company, Members and Managers that Mehra will have the right to receive additional compensation from the Company or other third party for major transactions with such third party that are brought to the Company through the substantial efforts of Mehra that the Company enters into. Such compensation from the Company will be mutually and reasonably agreed to by the Company and Mehra. Any such compensation received by Mehra from such third party shall not require the approval of the Company; *provided, however,* that Mehra shall disclose any such third party compensation arrangement to the Company whether entered into or proposed.

5.9 **Fiduciary Duties; Reliance of Manager**. The duty of care owed by the Members and Manager to the Company and its Members consists solely of and is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. The duty of loyalty owed by the Members and Manager to the Company and its Members consists solely of and is limited to refraining from engaging in fraud or deceit. Except as expressly set forth herein, no Member or Manager shall have any fiduciary or other duty to the Company or any Member with respect to the business and affairs of the Company. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted and provided that the Manager acts in good faith and after reasonable inquiry:

5.9.1 One or more officers, employees, or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

5.9.2 Any attorney, independent accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

5.9.3 A committee upon which the Manager does not serve, duly designated in accordance with a provision of the Certificate or this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit competence.

5.10 **Payments to the Manager**. The Manager shall not be compensated by the Company in the Manager's capacity as a Manager .

5.11 **Officers; Appointment**.

5.11.1 The Board may appoint officers at any time. The officers shall serve at the pleasure of the Board, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. The officers shall exercise such other powers and perform such other duties as shall be determined from time to time by the Board. The officers and their positions as initially appointed by the Board appear on **Exhibit B**.

5.11.2 Talwar as the Company's Chief Executive Officer shall have the sole and exclusive authority with respect to the following matters: (i) oversight of all Company employees, (ii) oversight of operations, sales, marketing, and research, (iii) regulatory filings, (iv) investor presentations, (v) entering into agreements and binding the Company with respect thereto that do not require the prior consent or vote of either the Board or Committee pursuant to the terms of this Agreement, (vi) borrowing money of sums less than $500,000 in the ordinary course of running the Company's business, (vii) all other actions necessary to conduct the day-to-day running of the Company's business.

5.11.3 In recognition of Talwar's past and anticipated future services to the Company, upon the Company reaching a valuation of $40,000,000 (determined by multiplying the Company's prior fiscal year EBITDA, as determined in accordance with the Company's standard fiscal reporting practices, by 7.5) the Company shall issue 775,000 Class B Units to Talwar or Talwar's designee. For the avoidance of doubt, Talwar shall be entitled to such issuance regardless if Talwar is currently serving as the Company's Chief Executive Officer or as a Manager.

5.12 **Compensation and Distributions Committee**. The Board will duly designate a Compensation and Distributions Committee (the "**Committee**") that shall initially be comprised of Talwar, Keshap, Mehra and Anuj Wadhawan. The meeting of the Committee may be convened solely by the Board and the Board will determine the agenda of all Committee meetings. Notwithstanding any contrary provision contained herein, the Board shall not take or cause the Company to take any action with respect to the following matters without first convening a meeting of the Committee and obtaining the approval, consent or affirmative vote of the Committee: (i) the allocation of Net Loss and Net Profits, (ii) the hold back amounts for growth reserves, (iii) the distribution of Distributable Cash, (iv) the compensation and benefit packages for officers of the Company, (v) establish a Unit reserve out of which the CEO may issue Units to Company employees and other service providers hired or retained by the Company after the date hereof (the "**Reserve**"), (vi) the incurrence of any indebtedness by the Company in a single transaction in an amount equal to or greater than $500,000, (vii) any equity issuances by the Company, excluding equity issued out of the Reserve to Company employees and other service providers, and (viii) the same items listed in (iv) to (vii) and those items listed in Section 4.6.1, 4.6.2 and 4.6.3 to the extent they would occur by action of the Board pursuant to its control over its wholly owned subsidiary – Onalaska Wood Energy, LLC, a Washington limited liability company, and the Transfer by the Company of all or any part of it membership interest in Onalaska Wood Energy, LLC. Any action, consent or approval by the Compensation and Distributions

Committee shall be valid if approved by a majority of the then appointed and duly serving committee members. The Board shall adhere and follow all recommendations of the Committee unless doing so would result in a violation of the Act or Operating Agreement. For clarity, the parties agree that in the event that all members of the Board are not also Committee Members, than all actions of the Committee must be approved by the Board.

6.   DISTRIBUTIONS AND ALLOCATIONS

6.1   Distributions. Subject to Section 6.4, applicable law and any limitations contained elsewhere in this Agreement, the Board shall distribute Distributable Cash to the Members as follows:

6.1.1   First, the Board shall make Tax Distributions to all Members within ninety (90) days after the end of each fiscal year. Tax Distributions to each Member under this Section 6.1.1 shall be credited against and shall reduce by a corresponding amount the next distributions to which such Member otherwise would be entitled under Section 6.1.2; and

6.1.2   Next, the Board may elect from time to time to, as the Board deems appropriate, in the Boards' sole discretion, to make distributions to the Members (a) pro rata in accordance with their Capital Contributions not previously returned to them, until each such Member has received a return of all Capital Contributions not previously returned to such Member, and then (b) to the Members in proportion to their Percentage Interests (taking into account the provisions of Section 6.4).

6.2   Allocations of Net Loss. Net Loss in the aggregate amount of $3,000,000 incurred by the Company after the Effective Date shall be allocated to those Members holding Class A Units pro rata in proportion to their respective Class A Percentage Interests. Any Net Loss thereafter incurred by the Company shall be allocated (a) first, to the Members pro rata in proportion to and to the extent of their cash Capital Contributions, then (b) next to the Members pro rata in proportion to their respective Percentage Interests.

6.3   Allocations of Net Profit. Subject to Section 6.4, Net Profit shall be allocated (a) first, to the Members in the same ratio as prior Net Losses were allocated, to the extent of such Net Losses, and (b) then to the Members in proportion to their Percentage Interests.

6.4   Class A Allocations and Distributions; Holdback. For purposes of calculating pro rata proportions in connection with the distribution of Distributable Cash under Section 6.1.2 or allocation of Net Profits under Section 6.3, the Percentage Interest of each Member holding Class A Units shall be calculated as if such Member had converted all outstanding principal of any Convertible Secured Non-Recourse Note(s) held by such Member to Units. Additionally, any Allocations or Distributions that would be made to a Member holding Class A Units under Sections 6.1.2 or 6.3, will be retained and accrued in the Company's books and shall only be paid to such Member after the first to occur: (i) the Company reaching a valuation of $40,000,000, determined by multiplying 7.5 by the Company's prior fiscal year EBITDA (as calculated in accordance with the Company's standard financial reporting practices), (ii) the Company or substantially all of its assets being sold, (iii) the Company becoming public traded, or (iv) sixty six (66) months after such Member's admittance to the Company as a Member.

6.5   Minimum Gain Chargeback. Notwithstanding Sections 6.3 and 6.4, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of such net decrease shall be determined in accordance with Regulations §1.704-2(g)(2). Allocations pursuant to this Section 6.5 shall be made in proportion to the amounts required to be allocated to each Member under this Section 6.5. The items to be so allocated shall be determined in accordance with Regulations §1.704-2(f). This Section 6.5 is intended to comply with the minimum gain chargeback requirement contained in Regulations §1.704-2(f) and shall be interpreted consistently therewith.

6.6   **Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt**. Notwithstanding Sections 6.3 and 6.4, if there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Company Minimum Gain attributable to such Member Nonrecourse Debt (which share shall be determined in accordance with Regulations §1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) in an amount equal to that portion of such Member's share of the net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which share of such net decrease shall be determined in accordance with Regulations §1.704-2(i)(5)). Allocations pursuant to this Section 6.6 shall be made in proportion to the amounts required to be allocated to each Member under this Section 6.6. The items to be so allocated shall be determined in accordance with Regulations §1.7042(i). This Section 6.6 is intended to comply with the Minimum Gain Chargeback requirement contained in Regulations §1.704-2(i) and shall be interpreted consistently therewith.

6.7   **Nonrecourse Deductions**. Notwithstanding Sections 6.3 and 6.4, any nonrecourse deductions (as defined in Regulations §1.704-2(b)(1)) for any Fiscal Year or other period shall be specially allocated to the Members in proportion to their Percentage Interests.

6.8   **Member Nonrecourse Deductions**. Those items of Company loss, deduction, or Tax Code Section 705(a)(2)(B) expenditures that are attributable to Member Nonrecourse Debt for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Regulations §1.704-2(i).

6.9   **Qualified Income Offset**. Notwithstanding Sections 6.3 and 6.4, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations §1.704-1(b)(2)(ii)(d)(4), (5), or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section 6.9 shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 6 so that the net amount of any item so allocated and the income, gain, and losses allocated to each Member pursuant to this Section 6, to the extent possible, shall be equal to the net amount that would have been allocated to

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each such Member pursuant to the provisions of this Section 6.9 if such unexpected adjustments, allocations, or distributions had not occurred.

6.10 Allocation of Net Profit and Loss and Distributions for Transferred Units. If any Units are transferred, each item of income, gain, loss, deduction, or credit of the Company for such Fiscal Year shall be assigned *pro rata* to each day in the particular period of such Fiscal Year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated to the Member based upon his, her, or its respective Units at the close of such day.

6.11 Form of Distribution. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. Except upon a dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.12 Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member shall be obligated to return any distribution to the Company, or pay the amount of any distribution for the Company's account or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or paid by a Member for the Company's account or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member.

6.13 Obligations of Members to Report Allocations. The Members are aware of the income tax consequences of the allocations made by this Section 6 and hereby agree to be bound by the provisions of this Section 6 in reporting their shares of Company income and loss for income tax purposes.

7. TRANSFER AND ASSIGNMENT OF UNITS

7.1 Transfer and Assignment of Units. Except as expressly provided in this Agreement, a Member shall not Transfer any of the Member's Units, whether now owned or hereafter acquired, unless (a) Transferred in accordance with Section 7.2 or Section 7.3, (b) the proposed transferee executes a counterpart of, and is bound by, this Agreement, (c) the proposed transferee pays any reasonable expenses in connection with his or her admission as a new Member, (d) the Transfer is made in compliance with the Securities Act, the Laws, and the provisions of this Agreement, and (e) the Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended.

7.2 Transfers for Estate Planning Purposes. A Member may transfer (i) his or her Units to any trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's issue if any such persons retain a beneficial interest in the trust, and (ii) some or all of his or its economic interest in the Company to a trust, partnership, limited liability company or other entity for the sole benefit of the Member and/or his spouse, children, parents or siblings.

7.3 Right of First Negotiation. If a Member seeks to Transfer all or part of such Member's Membership Interest (other than in accordance with Section 7.2), or receives a solicited bona fide offer from a person not then a Member to purchase all or any portion of the Member's

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Membership Interest, and if the Member receiving the offer is willing to accept it, such Member may Transfer the Membership Interest or portion thereof only after such Member has afforded the Company and the existing Members the following right of first negotiation:

7.3.1 The Member desiring to make the Transfer must first notify the Company in writing of the portion of such Member's Membership Interest proposed to be Transferred and, if in response to a bona fide solicited offer, the price and terms on which it is proposed to be Transferred, and the identity of the proposed Transferee.

7.3.2 The Company and the Member shall negotiate in good faith for the acquisition by the Company or existing Member(s) of the Company for the Membership Interest or portion thereof proposed to be Transferred.

7.3.3 If the Company and Member are unable to come to an agreement within fifteen (15) days on the price and material terms of such acquisition by the Company or purchase by existing Member(s) of the Company, the transferring Member shall be free to Transfer all or any portion of such Member's Membership Interest in accordance with the terms of Section 7.1; *provided, however,* that a Member shall not be permitted to Transfer all or any portion of such Member's Membership Interest to a competitor of the Company.

7.4 **Certain Transfers Relating to Spouses**. Notwithstanding any other provisions of this Agreement:

7.4.1 If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards Units to that Member's spouse, then, notwithstanding that such transfer would constitute an unpermitted transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Units that were so transferred, and such former spouse shall sell the Units to that Member at the price set forth in Section 7.8. If the Member has failed to consummate the purchase within sixty (60) days after the award, the other Members shall have the option to purchase from the former spouse the Units.

7.4.2 If, by reason of the death of a spouse of a Member, any Units are transferred to a transferee other than (a) that Member, or (b) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the voting interest included in those Units, then the Member shall have the right to purchase the Units from the estate or other successor of his or her deceased spouse or transferee of such deceased spouse. The estate, successor, or transferee shall sell the Units at the price set forth in Section 7.8. If the Member has failed to initiate the purchase within sixty (60) days after the date of death, the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Units.

7.5 **Purchase of Units upon Certain Events**. On the occurrence of any of the following events ("**Triggering Events**") with respect to a Member, the other Members shall have the option to purchase all or any portion of the Units owned by such Member (the "**Selling Member**") at the price and on the terms provided in Section 7.8:

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7.5.1 the Bankruptcy of a Member;

7.5.2 the winding up and dissolution of an entity Member, or merger or other reorganization of an entity Member as a result of which the entity Member does not survive as an entity; or

7.5.3 the occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

7.6 **Notice of Triggering Event**. Each Member agrees to promptly give notice of a Triggering Event to the other Members. Each Member also agrees to promptly give notice to the other Members (i) of any event specified in Section 7.4, and (ii) when such Member has initiated and consummated a purchase under Section 7.4.

7.7 **Exercise of Option**. On the receipt of notice of a Triggering Event by a Member as contemplated by the first sentence of Section 7.6, or on receipt of actual notice of any Triggering Event, if earlier, the other Members shall have the right to exercise, for a period of one hundred twenty days thereafter, the option to purchase the Units at the price and on the terms and conditions set forth in Section 7.8. Commencing sixty days (60) after receipt of a notice under Section 7.6(i) (or sixty (60) days after receipt of actual notice of an event specified in Section 7.4, if earlier) with respect to a Member's spouse, unless the other Members have received the requisite notice under Section 7.6(ii), the other Members shall have the option to purchase the Units at the price and on the terms and conditions set forth in Section 7.8. In each case, the Members shall have the right to purchase the selling Member's Units in the proportion that the Member's Units bears to the total Units of all of the Members who choose to participate in the purchase.

7.8 **Purchase Price and Terms**. The purchase price for Units that are the subject of an option under this Agreement shall be the fair market value of such Units as determined under this Section 7.6. Each of the selling and purchasing parties shall use its best efforts to mutually agree on the fair market value. If the parties are unable to so agree within thirty (30) days of the date on which the option is first exercisable, the purchasing Member(s) with the largest Percentage Interest shall in good faith select an independent appraiser that is, or should be, reasonably acceptable to the selling party. The appraiser shall, within thirty (30) days after its appointment, determine the fair market value of the Units in writing and submit its report to the parties. The parties shall each pay for an equal share of the fee charged by the appraiser. The option purchase price as so determined shall be payable in full, in immediately available funds, at the closing. At the closing, the selling party shall deliver to the purchasing party such documents as may be reasonably requested by the purchasing party to evidence the transfer of the Units being purchased.

7.9 **Binding Effect on Transferees**. Any transferee of Units shall take subject to the terms of this Agreement, including, without limitation, the restrictions on Transfer and the purchase options set forth in this Agreement.

7.10 **Transfers in Violation of Agreement**. Upon any Transfer of any Units in violation of this Section 7, the transferee shall hold only an Economic Interest in the Company and shall have no right to vote or participate in the Company's management. In such case, the transferring Member will cease to hold the voting and information rights relating the transferred Units and will cease to be a member with respect to the transferred Units.

8. ACCOUNTING, RECORDS, AND REPORTING

8.1 Books and Records. The Company's books and records shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The Company's books and records shall reflect all the Company's transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office all of the following:

8.1.1 A current list of the full name and address of each Member, together with the Capital Contributions, Capital Account, Units and Percentage Interest of each Member;

8.1.2 A copy of the Certificate and any and all amendments thereto;

8.1.3 Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

8.1.4 A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

8.1.5 Copies of the Company's financial statements, if any, for the six (6) most recent Fiscal Years; and

8.1.6 The Company's books and records as they relate to the Company's internal affairs for at least the current and past four (4) Fiscal Years.

8.2 Biennial Statements. The Board shall cause to be filed with the California Secretary of State all statements required under the Code.

8.3 Tax Matters for the Company Handled by Tax Matters Member. The Board shall from time to cause the Company to make such tax elections as the Board deems to be in the best interests of the Company and the Members. The Tax Matters Member, as defined in Tax Code Section 6231, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith. The Tax Matters Member shall oversee the Company's tax affairs in the Company's overall best interests. If for any reason the Tax Matters Member can no longer serve in that capacity or ceases to be a Member, the Members shall select a new Tax Matters Member.

8.4 Bank Accounts. The Board shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

9. DISSOLUTION AND WINDING UP

9.1 **Dissolution.** The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

9.1.1 The entry of a decree of judicial dissolution pursuant; or

9.1.2 The unanimous vote of the Members to dissolve.

9.2 **Certificate of Dissolution.** As soon as possible following the occurrence of any of the events specified in Section 9.1, the Board shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate of Dissolution as required by the Act.

9.3 **Winding Up.** Upon the occurrence of any event specified in Section 9.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Board, or, if there is then no Board, the Members, shall be responsible for overseeing the Company's winding up and liquidation, shall take full account of the Company's liabilities and assets, shall either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 9.5. The Persons winding up the Company's affairs shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the Company' records. The Persons winding up the Company's affairs shall be entitled to reasonable compensation for such services.

9.4 **Distributions in Kind.** Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Profit or Net Loss that would have resulted if such asset were sold for such value, such Net Profit or Net Loss shall then be allocated pursuant to Section 6, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Member or a liquidating trustee and approved by the Members.

9.5 **Order of Distributions.** After determining that all known debts and liabilities of the Company (including, without limitation, the Convertible Secured Non-Recourse Notes) have been paid or adequately provided for, the remaining assets shall be distributed to the Members (i) first, to Class A Unit holders in accordance with each such Class A Unit holder's capital contributions not previously returned, until each such Class A Unit holder has received the return of all capital contributions not previously returned; (ii) next, to Class B Unit holders in accordance with each such Class B Unit holder's capital contributions not previously returned, until each such Class B Unit holder has received the return of all capital contributions not previously returned, and (iii) finally, in accord with the Percentage Interests of each Member. The Company may not assign priority liquidation rights *pari passu* with the Class A Unit holders without the prior written consent of Mehra.

9.6   Compliance with Regulations. Distributions made pursuant to Section 9.5 are intended to be in accordance with the Members' respective positive Capital Account balances. If distributions pursuant to this Section 9.5 would not be in accordance with the Members' positive Capital Account balances, the Capital Account balances of the Members will be adjusted, to the extent reasonably practicable as determined in the sole discretion of the Tax Matters Partner, by reallocating items of gross income and deductions for the year in which distributions hereunder are made until such Capital Account balances are (if possible) in such amounts equal to the distributions required pursuant to Section 9.5.

9.7   Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look solely to the Company's assets for the return of his, her, or its positive Capital Account balance and shall have no recourse for his, her, or its Capital Contribution and/or share of Net Profits (upon dissolution or otherwise) against the Members or any other Member. In the event any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which liquidation occurs), such Member shall have no obligation to the Company, to any other Member or to any third party or creditor to make a contribution to the capital of the Company in order to restore such deficit.

9.8   Certificate of Cancellation. The Board shall cause to be filed in the office of, and on a form prescribed by, the California Secretary of State, a Certificate of Cancellation of the Certificate upon the completion of the winding up of the Company's affairs.

10.   INDEMNIFICATION AND INSURANCE

10.1   Indemnification.

10.1.1 To the fullest extent permitted by law, the Company shall defend and indemnify any Member or Manager and may (if authorized in the specific case by the Board) indemnify any other Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such person being referred to herein as an "agent"), against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such Proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal Proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful. "**Proceeding**" means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

10.1.2 Expenses of each Person indemnified but not entitled to be defended under Section 10.1.1 actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Board, upon receipt of an undertaking by such Person to repay such amount if there is a final determination that such individual is not entitled to indemnification as provided herein.

10.1.3 The Company shall make all indemnification provided for pursuant to this Section 10 solely out of Company assets and no Member shall have any personal liability hereunder.

10.2   Insurance.

10.2.1 The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 10.1 or under applicable law.

10.2.2 During all times that Talwar is serving as an officer of the Company, subject to Talwar passing any necessary medical examination, Company shall obtain a $3,000,000 "key man" life insurance policy on Talwar's life, at Company's sole expense and with the Company as the sole beneficiary thereof. Talwar shall (i) cooperate fully with the Company in obtaining such life insurance, (ii) sign any necessary consents, applications and other related forms or documents, and (iii) take any required medical examinations. The Company shall obtain such policy sixty (60) days after the Effective Date.

11.   INVESTMENT REPRESENTATIONS

Each Member hereby represents and warrants to, and agrees with, the Board, the other Members, and the Company as follows:

11.1   Pre-existing Relationship or Experience.   (i) Such Member has a pre-existing personal or business relationship with the Company or one or more of its officers, Board or controlling persons; or (ii) by reason of such Member business or financial experience, or by reason of the business or financial experience of such Member's financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, such Member is capable of evaluating the risks and merits of an investment in the Membership Interest and of protecting such Member's own interests in connection with this investment.

11.2   No Advertising.   Such Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of the Membership Interest.

11.3   Investment Intent.   Such Member is acquiring the Membership Interest for investment purposes for such Member's own account only and not with a view to or for sale in

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connection with any distribution of all or any part of the Membership Interest. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest.

11.4 **Accredited Investor.** Such Member is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act.

11.5 **Purpose of Entity.** If such Member is a corporation, partnership, limited liability company, trust, or other entity, it was not organized for the specific purpose of acquiring the Membership Interest.

11.6 **Residency.** Such Member is a resident of the State of California.

11.7 **Economic Risk.** Such Member is financially able to bear the economic risk of an investment in the Membership Interest, including the total loss thereof.

11.8 **No Registration of Membership Interest.** Such Member acknowledges that the Membership Interest has not been registered under the Securities Act, or qualified under the Laws in reliance, in part, on such Member's representations, warranties, and agreements herein.

11.9 **Membership Interest in Restricted Security.** Such Member understands that the Membership Interest is a "restricted security" under the Securities Act in that the Membership Interest will be acquired from the Company in a transaction not involving a public offering, and that the Membership Interest may not be resold without registration under the Securities Act except in certain limited circumstances and that otherwise the Membership Interest must be held indefinitely.

11.10 **No Obligation to Register.** Such Member represents, warrants, and agrees that the Company and the Board are under no obligation to register or qualify the Membership Interest under the Securities Act or under any state securities law, or to assist such Member in complying with any exemption from registration and qualification.

11.11 **Legends.** Such Member understands that the certificates (if any) evidencing the Membership Interest may bear one or all of the following legends:

11.11.1 "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN IN THE COMPANY'S OPERATING AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY."

11.11.2 Any legend required by applicable state securities laws.

11.12 **Investment Risk.** Such Member acknowledges that the Membership Interest is a speculative investment which involves a substantial degree of risk of loss by such Member of such Member's entire investment in the Company, that such Member understands and takes full cognizance of the risk factors related to the purchase of the Membership Interest, and that the Company is newly organized and has no financial or operating history.

11.13 **Investment Experience.** Such Member is an experienced investor in unregistered and restricted securities of limited liability companies or limited partnerships engaged in speculative and high-risk ventures. This representation shall not be applicable to any Person that provides the Board with such written information as the Board deems necessary to substantiate that the Member engaged and designated a Professional Advisor to assist the Member in evaluating the risks and merits of an investment in the Company.

11.14 **Restrictions on Transferability.** Such Member acknowledges that there are substantial restrictions on the transferability of the Membership Interest pursuant to this Agreement, that there is no public market for the Membership Interest and none is expected to develop, and that, accordingly, it may not be possible for such Member to liquidate such Member's investment in the Company.

11.15 **Information Reviewed.** Such Member has received and reviewed such Member considers necessary or appropriate for deciding whether to purchase the Membership Interest. Such Member has had an opportunity to ask questions and receive answers from the Company and its officers, Board and employees regarding the terms and conditions of purchase of the Membership Interest and regarding the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to such Member.

11.16 **No Representations by Company.** Neither any Manager, any agent or employee of the Company or of any Manager, or any other Person has at any time expressly or implicitly represented, guaranteed, or warranted to such Member that such Member may freely transfer the Membership Interest, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Membership Interest, that past performance or experience on the part of any Manager or its affiliates or any other person in any way indicates the predictable results of the ownership of the Membership Interest or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

11.17 **Legal Matters.** Such Member has been advised to consult with such Member's own attorney regarding all legal matters concerning an investment in the Company, and has done so, to the extent such Member considers necessary.

11.18 **Tax Consequences.** Such Member acknowledges that the tax consequences to such Member of investing in the Company will depend on such Member's particular circumstances, and neither the Company, the Board, the Members, nor the partners, shareholders, members, managers, agents, officers, directors, employees, affiliates, or consultants of any of them will be responsible or liable for the tax consequences to such Member of an investment in the Company. Such Member will look solely to, and rely upon, such Member's own advisers with respect to the tax consequences of this investment.

11.19 **Indemnity.** Such Member shall defend, indemnify and hold harmless the Company, each and every Manager, each and every other Member, and any officers, directors, shareholders, managers, members, employees, partners, agents, attorneys, registered representatives, and control persons of any such entity, from and against any and all losses, claims, damages, costs, expenses (including attorneys' fees and costs) and other liabilities resulting from any breach of any representation or warranty of such Member contained in this Section 11.

12. MISCELLANEOUS

12.1 **Counsel to the Company.** Counsel to the Company may also be counsel to any Member or Manager, or any affiliate of a Member or Manager. The Manager may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the California Rules of Professional Conduct or similar rules in any other jurisdiction (the "**Rules**"). The parties further acknowledge that Company Counsel has represented only the Company in connection with the formation of the Company and the preparation and negotiation of this Agreement.

12.2 **Complete Agreement.** This Agreement and the Certificate constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members. No representation, statement, condition, or warranty not contained in this Agreement or the Certificate will be binding on the Members or have any force or effect whatsoever. To the extent that any provision of the Certificate conflicts with any provision of this Agreement, the Certificate shall control.

12.3 **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members and their respective successors and assigns.

12.4 **Parties in Interest.** Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

12.5 **Headings.** All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

12.6 **Interpretation**. If any claim is made by any Member relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his, her, or its counsel.

12.7 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of California, excluding any laws that direct the application of another jurisdiction's laws.

12.8 **Severability**. If any provision of this Agreement or the application of such provision to any person or circumstance is held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

12.9 **Notices**. All notices, demands, and communications of any kind under the terms of this Agreement shall be in writing and shall be deemed to have been delivered and received (a) when personally delivered, or (b) on the third (3rd) business day after which sent by registered or certified mail, postage prepaid, return receipt requested, or (c) on the date on which transmitted by facsimile or other electronic means generating a receipt evidencing a successful transmission (provided that, on the same date, a copy of such notice is sent by registered or certified mail, postage prepaid, return receipt requested), or (d) on the next business day after the business day on which deposited with a regulated public carrier (e.g., FedEx) for overnight delivery, freight prepaid, addressed to the Person for whom intended at the address or facsimile number (if any) shown on **Exhibit A** or such other address or facsimile number (if any), notice of which is given in a manner permitted by this Section. Any payment required or permitted to be made to any Member under any provision of this Agreement shall be deemed to have been made if delivered or mailed in the manner provided above to the address to which notices, demands, and other communications to such Member are to be delivered pursuant to the foregoing.

12.10 **Amendments**. Except as otherwise expressly provided in this Agreement, all amendments to this Agreement must be in writing and signed by all of the then-current Members.

12.11 **Attorneys' Fees**. If any dispute between the Company and the Members or among the Members results in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs, and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

12.12 **Remedies Cumulative**. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

12.13 **Additional Documents and Acts**. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

12.14 **Consent of Spouse**. Within ten (10) days after any individual becomes a Member or a Member marries, such Member shall have his or her spouse execute a consent substantially in the form attached to this Agreement as **Exhibit C**.

12.15 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

(Signature page follows.)

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Operating Agreement of Karr Group of Companies, LLC, a California limited liability company, effective as of the date first set forth above.

"**Managers**"



_____
Ajay Keshap

_____
Mahesh Talwar

SECOND
AMENDED AND RESTATED OPERATING AGREEMENT
OF
KARR GROUP OF COMPANIES, LLC,
a California limited liability company

COUNTERPART SIGNATURE PAGE FOR MEMBERS

The undersigned has received and read a copy of the Second Amended and Restated Operating Agreement of Karr Group of Companies, LLC, understands its contents and hereby agrees to each and every provision therein.

Date: _July 20 2015_   _MEHRA FAMILY TRUST DATED July 12, 2008_
                              Print Name

                              Signature (Trustee)
                              Signature

When executed, this Counterpart Signature Page shall be attached as part and become a part of the Second Amended and Restated Operating Agreement of Karr Group of Companies, LLC.

THE INTERESTS REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, SUCH INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED, EXCEPT UPON CONSENT OF THE GENERAL PARTNERS AND DELIVERY TO THE COMPANY OF AN ACCEPTABLE OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED.

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EXHIBIT A (Revised 5-16-18)
to
Second Amended and Restated Operating Agreement
of
Karr Group of Companies, LLC,
a California limited liability company
dated August 25, 2015

Members' Names and Addresses	Units
Class A[1]	
Ajay Mehra, Trustee, The Mehra Family Trust dated July 12, 2008	15,000
Rajiv Mehra, Trustee, Rebecca C. Mehra Irrevocable Trust dated July 12, 2008	2,500
Rajiv Mehra, Trustee, Monica J. Mehra Irrevocable Trust dated July 12, 2008	2,500
Ravi Khosla, Trustee, The Khosla Family Trust	1,500
Deepika Wali	2,000
Ajay Keshap, Trustee, Devta Family Trust	1,000
Niki-Sasha Inc.	2,000
Manmohan Sahi	1,500
Anuj Wadhawan	1,000
Mahesh Talwar	0
Class B	
Ajay Keshap, Trustee	5,272,500
Mahesh Talwar, Trustee	5,357,500
Anuj Wadhawan	1,245,000
Jim Brown	300,000
Rosengarth Investments	819,642
Niki Sasha Inc	20,000

[1] The number and Class of units listed as "Class A" are subject to change in connection with certain conversion rights set forth in this Agreement and the Convertible Secured Non-Recourse Notes.

The Khosla Family Trust	15,000
Dr. Deepika Wali	20,000
Manmohan Sahi	15,000
Henry Angeleri	25,000
Dipen Patel	30,864
Patrick Hobbs	10,000
Kevin Talwar	130,000
Rosecliff Ventures	200,000
Michael Murphy	100,000

EXHIBIT B

OFFICERS

The officers of the Company are set forth below.

Name of Officer	Title
Mahesh Talwar	CEO & President
Anuj Wadhawan	CFO

Amendment to Second Amended and Restated Operating Agreement

Of

Karr Group of Companies, LLC

A California Limited Liability Company

This Amendment dated October 25, 2018 (The "Effective Date" is made by and among parties who are signatories to this Amendment

WHEREAS the Company has retained the service of Start Engine to raise operating capital through Reg CF crowd funding offering

WHEREAS certain changes to the Agreement are necessary to allow acceptance of funds through the Reg CF offering

WHEREAS Members agree to the following changes to the Agreement

Add Article 3.4.3: Company shall be allowed to raise the capital thorugh crowd funding Reg CF offering outside of the restriction stipulated in articles 3.4.1 and 3.4.2 above

Add Article 4.6.4: Reg CF Members shall have no voting rights stipulated in Articles 4.6.1, 4.6.2, 4.6.3 above

Amend Article 11.4 **Accredited Investor:** Such Member is an "accredited investor" as defined in Rule 501 (a) of Regulation D promulgated by the Securities and Exchange Commission ("the SEC" under the Securities Act, Except for the fact that non accredited investors can be admitted through Reg CF offering

Amend Article 12.10 **Amendments**: Excpet other wise expressly provided in this Agreement, all amendments to this Agreement must be in writing and signed by all of the then current Members who hold a Membership interest of more than 2% calculated assuming conversion of convertible debt to equity, except for Members admitted through Reg CF offering

EXHIBIT C

CONSENT OF SPOUSE (required if signing as an individual)

I, _____, am the spouse of _____, who is a member of Karr Group of Companies, LLC, a California limited liability company (the "**Company**"). My spouse has signed the Company's Second Amended and Restated Operating Agreement dated as of March 1, 2015 (the "**Agreement**"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement. I hereby acknowledge and agree for myself, as well as for my heirs, successors, personal representatives, trustees, receivers, and assignees, as follows:

1. **Understanding of Agreement**. I have carefully read the Agreement and I know and clearly understand its contents.

2. **Transfer Restrictions and Purchase Options**. I specifically acknowledge and agree to the provisions in the Agreement that contain restrictions on transfers of ownership interests in the Company and that grant other parties rights to purchase my spouse's interest in the Company and/or my interest in the Company, if any. I will take no action at any time to hinder the operation of the Agreement on such interest(s). I further agree that if I predecease my spouse, I will not transfer any ownership interest in the Company that I now have or that I may hereafter acquire, by will or otherwise, other than in a manner permitted by the terms and provisions of the Agreement.

3. **Binding Effect of Agreement**. I agree that the provisions of the Agreement shall be fully binding and conclusive on any ownership interests in the Company that I now have or that I may hereafter acquire.

4. **Amendment of Agreement**. I agree that my spouse may join in any future amendment or modification of the Agreement without any further signature, acknowledgment, agreement or consent on my part, and I further agree that any ownership interest in the Company that I now have or that I may hereafter acquire shall be subject to the provisions of the Agreement as so amended.

5. **Advice of Counsel**. I represent and acknowledge that I have been advised and encouraged to seek independent counsel of my own choosing in connection with the Agreement. I freely, voluntarily and knowingly execute this Consent.

Dated: _____, 2015   _____

